----------------------------
                                                           OMB Approval
                                                    ----------------------------
                                                    OMB Number   3235-0145
                                                    Expires: November 30, 1999

                                                    Estimated average burden
                                                    hours per response: 14.90
                                                    ----------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                     Qwest Communication International Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    74912110
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                         Filed pursuant to Rule 13d-2(b)
 -------------------------------------------------------------------------------
              (Date of Event Which Requires Filing this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

/ / Rule 13d-1(b)
/ / Rule 13d-1(c)
/X/ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                               Page 1 of 6 Pages

CUSIP Number:  74912110

--------------------------------------------------------------------------------
1        Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)
                  Anschutz Company
--------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group
                  (a) /X/
                  (b) / /
--------------------------------------------------------------------------------
3        SEC Use Only
--------------------------------------------------------------------------------
4        Citizenship or Place of Organization
                  Delaware
--------------------------------------------------------------------------------
Number of               5       Sole Voting Power
Shares                                                                      0
Beneficially                    ------------------------------------------------
Owned by                6       Shared Voting Power
Each Reporting                                                    287,089,328
Person With:                    ------------------------------------------------
                        7       Sole Dispositive Power
                                                                            0
                                ------------------------------------------------
                        8       Shared Dispositive Power
                                                                  287,089,328
--------------------------------------------------------------------------------
9        Aggregate Amount Beneficially Owned by Each Reporting Person
                  287,089,328
--------------------------------------------------------------------------------
10       Check if the Aggregate Amount in Row (9) Excludes Certain Shares
                  / /
--------------------------------------------------------------------------------
11       Percent of Class Represented by Amount in Row (9)
                  38.3%
--------------------------------------------------------------------------------
12       Type of Reporting Person
                  CO
--------------------------------------------------------------------------------

                               Page 2 of 6 Pages

CUSIP Number:  74912110

--------------------------------------------------------------------------------
1        Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)
                  Philip F. Anschutz
--------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group
                  (a) /X/
                  (b) / /
--------------------------------------------------------------------------------
3        SEC Use Only
--------------------------------------------------------------------------------
4        Citizenship or Place of Organization
                  United States of America
--------------------------------------------------------------------------------
Number of               5       Sole Voting Power
Shares                                                                      4
Beneficially                    ------------------------------------------------
Owned by                6       Shared Voting Power
Each Reporting                                                    287,089,328
Person With:                    ------------------------------------------------
                        7       Sole Dispositive Power
                                                                            4
                                ------------------------------------------------
                        8       Shared Dispositive Power
                                                                  287,089,328
--------------------------------------------------------------------------------
9        Aggregate Amount Beneficially Owned by Each Reporting Person
                  287,089,332
--------------------------------------------------------------------------------
10       Check if the Aggregate Amount in Row (9) Excludes Certain Shares
                  / /
--------------------------------------------------------------------------------
11       Percent of Class Represented by Amount in Row (9)
                  38.3%
--------------------------------------------------------------------------------
12       Type of Reporting Person
                  IN
--------------------------------------------------------------------------------

                               Page 3 of 6 Pages

This Amendment No. 3 to the Schedule 13G filed on February 17, 1998, by Anschutz Company ("AC") and Philip F. Anschutz ("Anschutz"), relates to shares of Common Stock, $0.01 par value per share, of Qwest Communications International Inc. ("Common Stock") and amends Items 4 of the Schedule 13G.

ITEM 4.

The information previously furnished in response to this Item is amended to read as follows:

ANSCHUTZ:

(a)  Amount beneficially owned:                                        287,089,332
(b)  Percent of class:                                                 Approximately 38.3%(3)
(c)  Number of shares as to which the person has:
         (i)   Sole power to vote or to direct the vote:               4
         (ii)  Shared power to vote or to direct the vote:             287,089,328(1)(2)
         (iii) Sole power to dispose or to direct the disposition of:  4
         (iv) Shared power to dispose or to direct the disposition of: 287,089,328(1)(2)

AC:

(a)  Amount beneficially owned:                                        287,089,328(2)
(b)  Percent of class:                                                 Approximately 38.3%(3)
(c)  Number of shares as to which the person has:
         (i)   Sole power to vote or to direct the vote:               0
         (ii)  Shared power to vote or to direct the vote:             287,089,328(2)
         (iii) Sole power to dispose or to direct the disposition of:  0
         (iv) Shared power to dispose or to direct the disposition of: 287,089,328(2)


                               Page 4 of 6 Pages

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





ANSCHUTZ COMPANY

By:   Philip F. Anschutz
      Chairman

      By:      /s/ ROBERT M. SWYSGOOD                      February 14, 2000
               -----------------------------------         ----------------
               Robert M. Swysgood (4)                      Date
               Attorney-in-fact









(4) Philip F. Anschutz executed a power of attorney that authorizes Robert M. Swysgood to sign this Amendment No. 3 to the Schedule 13G on his behalf as an individual and on his behalf as Chairman of Anschutz Company. A copy of the power of attorney is filed as Exhibit 2 to Amendment No. 2 to the Schedule 13G as filed on February 14, 2000.

                               Page 5 of 6 Pages

                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.






PHILIP F. ANSCHUTZ


By:   /s/ Robert M. Swysgood                      February 14, 2000
      -----------------------------------         ----------------
      Robert M. Swysgood (4)                      Date
      Attorney-in-fact









(4) Philip F. Anschutz executed a power of attorney that authorizes Robert M. Swysgood to sign this Amendment No. 3 to the Schedule 13G on his behalf as an individual and on his behalf as Chairman of Anschutz Company. A copy of the power of attorney is filed as Exhibit 2 to Amendment No. 2 to the Schedule 13G as filed on February 14, 2000.


                               Page 6 of 6 Pages